INTERACT MEDICAL TECHNOLOGIES CORPORATION
                              70 EAST WILDER ROAD
                          WEST LEBANON, NEW HAMPSHIRE

          TELEPHONE: (603) 298-5509             FACSIMILE: (603) 298-5523



                                January 22, 1998



VIA ELECTRONIC TRANSMISSION


Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-1004


     Re:  Interact Medical Technologies Corporation
          Withdrawal of Registration Statement on Form S-1 (File No. 333-07181)


Ladies and Gentlemen:

     On behalf of Interact Medical Technologies Corporation, a Delaware corporation (the "Company"), I hereby request that the Company's Registration Statement on Form S-1 (File No. 333-07181) (the "Registration Statement") be withdrawn pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended.

     The Registration Statement is being withdrawn at this time because of the Company's current inability to meet the qualification criteria for listing on the Nasdaq National Market or a national exchange.

     Thank you for your cooperation and prompt attention to this matter. If you have any questions, please do not hesitate to call either the undersigned or Andrew D. Ashe, counsel to the Company, at (617) 439-2433.


                                         Very truly yours,


                                         /s/ Donald L. Johanson


                                         Donald L. Johanson,
                                         President and Chief Executive Officer



Enclosure

cc:  Michael J. Bohnen, Esq.
     Andrew D. Ashe, Esq.
     Alan I. Annex, Esq.